Standard Chartered Securities (North America) Inc.

Annual Audited Report
Form X-17a-5, Part III
Year Ended December 31, 2016
Confidential Treatment Requested
Per Rule 17a-5(e)(3)

This report is deemed CONFIDENTIAL in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2016   AND ENDING   12/31/2016
                                           MM/DD/YY   MM/DD/YY

NAME OF BROKER-DEALER:

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1095 Avenue of the Americas
(No. and Street)

A. REGISTRANT IDENTIFICATION

New York   NY   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen   (201) 706-5643
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name — if individual, state last, first, middle name)

1185 Avenue of the Americas New York   NY   10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X - Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Chartered Securities (North America) Inc. , as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

DONNA R. BUSH
Notary Public, State of New York
No. 01BU6018634
Qualified in Nassau County
Commission Expires January 11, 20 l$_i^c$?)

Signature

Director of Financial Operations

Title

Notary Public

Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (1) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RSM

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Standard Chartered Securities (North America) Inc

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America) Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Chartered Securities (North America) Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and Schedule II (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's **management. Our** audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

New York, New York
March 1, 2017

THE POWER OF BEING UNDERSTOOD
AUDIT I TAX I CONSULTING

Standard Chartered Securities (North America) Inc.
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	8,351,304
Accounts receivable		605,390
Due from related parties		2,528,332
Other assets		4,647
Total assets	$	11,489,673
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses		116,819
Income taxes payable		7,302
Total liabilities		124,121
Stockholder's equity		
Common stock, $0.01 par value, 1,500 shares authorized, 1,000 shares issued and outstanding		10
Paid-in capital		1,277,180
Retained earnings		10,088,362
Total stockholder's equity		11,365,552
Total liabilities and stockholder's equity	$	11,489,673

The accompanying notes are an integral part of these financial statements.

Standard Chartered Securities (North America) Inc.
Statement of Income
Year Ended December 31, 2016

Revenues		
Commissions	$	14,867,572
Research		14,211
		14,881,783
Expenses		
Compensation and benefits		7,235,091
Occupancy and equipment		344,875
Professional		60,662
Other		635,511
Communications and data services		39,935
Regulatory fees		79,771
		8,395,845
Income from operations		6,485,938
Income tax expense		2,314,885
Net income	$	4,171,053

The accompanying notes are an integral part of these financial statements.

Standard Chartered Securities (North America) Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2015	$ 10	$ 1,277,180	$ 12,017,309	$ 13,294,499
Dividends Paid			(6,100,000)	(6,100,000)
Net income	-		4,171,053	4,171,053
Balance, December 31, 2016	**$ 10**	**$ 1,277,180**	**$ 10,088,362**	**$ 11,365,552**

The accompanying notes are an integral part of these financial statements.

Standard Chartered Securities (North America) Inc.
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities

Net income	$ 4,171,053

Adjustments to reconcile net income to net cash provided by operating activities:

Decrease (increase) in operating assets:

Increase in accounts receivable	(161,884)
Decrease in due from related parties	1,278,448
Decrease in income taxes receivable	113,476
Increase in other assets	(107)

Increase (decrease) in operating liabilities:

Decrease in accounts payable and accrued expenses	(27,124)
Decrease in due to related parties	(122,815)
Increase in income taxes payable	7,302
Net cash provided by operating activities	5,258,349

Cash flows used in financing activities - Dividends paid	(6,100,000)
Net decrease in cash	(841,651)

Cash

Beginning	9,192,955
Ending	$ 8,351,304

Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$ 2,194,107

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

    Standard Chartered Securities (North America) Inc. (the "Company"), a wholly-owned subsidiary of Standard Chartered Bank (the "Parent") of the United Kingdom, is a Delaware corporation and an agency broker registered with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on August 12, 2008.

    The Company was formed upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a United States ("U.S.") based broker-dealer.

    The Company focuses primarily on sales of Asia, Africa and the Middle East debt products to U.S. investors.

2. Summary of Significant Accounting Policies

    Basis of Accounting
    The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

    Accounts Receivable
    The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2016 are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

    Revenue and Expense Recognition from Securities Transactions
    Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

    Advisory Fee and Research Income
    Advisory fees consist of retainer fees which are recognized monthly over the term of the agreement and success fees are recognized upon completion of a deal. Income from research activities is recognized when the service is delivered.

    Cash
    The Company maintains its cash balances in various financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash balance.

2.   Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the impact of our pending adoption of the new standard on our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

3.   **Related Party Transactions**

For the year ended December 31, 2016, commission income earned from related parties was approximately $6,803,000 and the receivables due from these related parties are approximately $2,295,000 as of December 31, 2016.

The Company files consolidated State and Local tax returns with an affiliated entity, and has approximately $268,000 receivable due from this related party as of December 31, 2016.

The Company has an expense sharing agreement with subsidiaries of the Parent. Under the agreement, the related companies provide the Company with office facilities and other general and administrative support in exchange for monthly fees. The monthly fees are based on an allocation of the related companies' expenses. Total costs under the agreement for the year ended December 31, 2016 was approximately $8,140,000 of which approximately $7,235,000 was included in compensation and benefits, approximately $345,000 was included in occupancy and equipment and approximately $560,000 was included in other expenses in the accompanying statement of income.

The Company maintains its insurance coverage with a related entity, at a cost of approximately $11,000 per annum, and is included in other expenses in the accompanying statement of income. As of December 31, 2016, approximately $22,000 of insurance cost payable netted with due from related parties in the accompanying statement of financial condition.

Additionally, at December 31, 2016, approximately $13,000 is due to related parties for cash collected related to expense reimbursements and is netted with due from related parties in the accompanying statement of financial condition.

The Company maintains a cash account with an affiliated bank. At December 31, 2016, the balance in the account was approximately $418,000.

4.   **Regulatory Net Capital Requirement**

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2016, the Company's net capital under the Rule was $8,227,183, which exceeded the minimum requirements of $250,000 by $7,977,183. The net capital rule may effectively restrict distributions to the shareholder.

5. **Income Taxes**

    Provision for income taxes consists of the following:

    Current

Federal	$2,267,286
State and Local	197,190
Reversal of uncertain tax position due to lapse in statue of limitations	(149,591)
	$ 2,314,885

    The current income tax expense (net) represents U.S. federal, state, local income taxes, currently payable and the reversal of an uncertain tax position due to the lapse in the statue of limitations. The Company's income tax expense differs from the amounts computed by applying the combined federal and state income tax rates to earnings before income taxes due to the reversal of an uncertain tax position.

    Effective in 2015, the Company files a consolidated State and Local income tax returns with an affiliated entity, and any related payables or receivables will be reflected in related party transactions.

    The Company adopted the general accounting principle regarding uncertain tax positions. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

    Income taxes payable (receivable)

Balances at January 1, 2016	$(113,476)
Provision for current taxes	2,464,476
Reversal of uncertain tax position	(149,591)
Current year tax payments	(2,194,107)
Income taxes payable at December 31, 2016	$ 7,302

6. **Financial Instruments with Off-Balance-Sheet Risk**

    In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. **Subsequent Events**

    The Company has evaluated subsequent events through the date the financial statements were issued. No subsequent events were noted through the report date.

Standard Chartered Securities (North America) Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2016

Computation of net capital	
Total stockholder's equity	$ 11,365,552
Deductions and/or charges:	
Nonallowable assets:	
Due from related parties	2,528,332
Accounts receivable	605,390
Other assets	4,647
Total nonallowable assets	3,138,369
Net capital	8,227,183
Computation of alternative net capital requirement	
Minimum net capital requirement - the greater of 2% of combined aggregated debit items or $250,000	250,000
Excess net capital	$ 7,977,183
Net capital in the excess of the greater of 5% of combined aggregated debit items or 120% of minimum net capital requirement	$ 7,927,183

No material differences exist between the above computation and the computation included in the Company's corresponding amended Form X-17A-5 as of December 31, 2016

Standard Chartered Securities (North America) Inc.   **Schedule II**
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.